						Exhibit 12.1
WPS Resources Corporation
Ratio of Earnings to Fixed Charges

						2004
(Millions)	2003	2002	2001	2000	1999	3 Months
EARNINGS
Income available to common shareholders	$94.7	$109.4	$77.6	$67.0	$59.6	$42.6
Discontinued operations	16.0	6.0	6.9	5.5	(0.8)	3.0
Cumulative effect of change in accounting principles	(3.2)	-	-	-	-	-
Federal and state income taxes	33.7	28.7	9.2	9.7	29.1	15.9

Pretax earnings from continuing operations	141.2	144.1	93.7	82.2	87.9	61.5

Loss (income) from less than 50% equity investees	4.2	4.1	(6.5)	-	-	(1.0)
Distributed earnings of less than 50% equity investees	7.5	7.0	3.5	-	-	2.3

Fixed charges	63.2	63.5	62.1	58.9	46.0	15.4

Subtract:
Preferred dividend requirement	4.9	4.8	4.6	4.6	4.9	1.3
Minority interest	5.6	-	-	-	-	-
Total earnings as defined	$205.6	$213.9	$148.2	$136.5	$129.0	$76.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$47.6	$43.3	$39.5	$37.0	$27.2	$12.3
Other interest	5.5	10.2	12.2	11.9	8.5	1.4
Distributions - preferred securities of subsidiary trust	3.5	3.5	3.5	3.5	3.5	-
Interest factor applicable to rentals	1.7	1.7	2.3	1.9	1.9	0.4
Preferred dividends (grossed up) (see below)	4.9	4.8	4.6	4.6	4.9	1.3

Total fixed charges	$63.2	$63.5	$62.1	$58.9	$46.0	$15.4

Ratio of earnings to fixed charges	3.3	3.4	2.4	2.3	2.8	5.0

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$0.8

Tax rate *	36.5%	35.8%	32.5%	32.0%	36.5%	36.8%

Preferred dividends (grossed up)	$4.9	$4.8	$4.6	$4.6	$4.9	$1.3

* The tax rate has been adjusted to exclude the impact of tax credits.